United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Results of 16th AGM Dated 29 April 2004

1.	Other Events

On April 29, 2004 in Singapore, the Company submitted the attached notice to the Singapore Exchange Securities Trading Limited relating to matters which were duly approved by the shareholders at the Company’s Sixteenth Annual General Meeting held on April 29, 2004. The attached notice is being filed as an exhibit to this report on Form 6-K in connection with the Company’s submission to the Singapore Exchange Securities Trading Limited.

2.	Exhibit

99.1	The Notice filed with the Singapore Exchange Securities Trading Limited relating to the Company’s Sixteenth Annual General Meeting held on April 29, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 29, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

By: /s/ George Thomas

Name: George Thomas Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	The Notice filed with the Singapore Exchange Securities Trading Limited relating to the Company’s annual shareholders’ meeting held on April 29, 2004.